                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                            (Amendment No. ________)


                              Key3Media Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    49326R104
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                                 (CUSIP Number)


                               Suzanne Goldberger
                           Invemed Catalyst Fund, L.P.
                                 375 Park Avenue
                                   Suite 2205
                               New York, NY 10152
                                 (212) 843-0542
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 18, 2000
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a Statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)


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                                  SCHEDULE 13D


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CUSIP No. 49326R104                     13D                    Page 2 of 7 Pages
          ---------
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                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Invemed Catalyst Fund, L.P.
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         2                                                            (a): [ ]

                                                                      (b): [x]
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                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS
         4
                   WC, OO
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                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)   Not Applicable          [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   Delaware
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                             SOLE VOTING POWER
                       7     4,166,667
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     None
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     4,166,667
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     None
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   4,166,667
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                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   6.5%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON
        14
                   PN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Shares"), of Key3Media Group, Inc., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 5700 Wilshire Boulevard, Suite 325, Los Angeles, California 90036.

Item 2. Identity and Background.

         (a)-(c), and (f). This Statement is being filed by and on behalf of Invemed Catalyst Fund, L.P., a Delaware limited partnership (the "Fund"). The principal business of the Fund is investing in securities. The business address of the Fund is 375 Park Avenue, Suite 2205, New York, New York 10152.

         The general partner of the Fund is Invemed Catalyst GenPar, LLC, a Delaware limited liability company ("Catalyst GenPar"). The principal business of Catalyst GenPar is being the general partner of the Fund. The business address of the Catalyst GenPar is 375 Park Avenue, Suite 2205, New York, New York 10152. The managing members of Catalyst GenPar are Gladwyne Catalyst GenPar, LLC, a Delaware limited liability company ("Gladwyne GenPar"), and Invemed Securities, Inc., a New York corporation ("Invemed"). The principal business of Gladwyne GenPar is being a managing member of Catalyst GenPar. Invemed's principal business is that of a holding company. The business address of the Galdwyne GenPar is 435 Devon Park Drive, Building 500, Wayne, PA 19087. The business address of Invemed is 375 Park Avenue, Suite 2205, New York, New York 10152.

         The members of Gladwyne GenPar are Michael B. Solomon, a United States citizen ("Solomon"), Philip P. Young, a United States citizen ("Young"), Suzanne
M. Present, an Australian citizen ("Present"), Robert B. Friedman, a United States citizen ("Friedman"), and Katherine Casoria, a United States citizen ("Casoria"). The business address for each of Solomon, Young, Present, Friedman and Casoria is 435 Devon Park Drive, Building 500, Wayne, PA 19087. The current principal occupation of each of Solomon, Young, Present, Friedman and Casoria is that of a member of Gladwyne GenPar.

         The executive officers and directors of Invemed are set forth on Exhibit A, which is attached hereto and incorporated by reference herein. Invemed is ultimately controlled by Kenneth G. Langone, a United States citizen ("Langone"). Langone's current principal occupation is that of Chief Executive Officer of Invemed, and his business address is 375 Park Avenue, Suite 2205, New York, New York 10152.

         (d)-(e). Neither the Fund nor any of the persons enumerated in General Instruction C to Schedule 13D has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The $25,000,002 purchase price for the 4,166,667 Shares acquired by the Fund was derived from the Fund's capital.

Item 4. Purpose of Transaction.

         The Fund has acquired the Shares for investment purposes. The Fund may communicate with other stockholders, management and their advisors, and interested parties concerning any matter relating to the business and affairs of the Corporation.

         The Fund may from time to time (i) acquire additional securities of the Corporation (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of the Shares or any other securities of the Corporation that the Fund may acquire, when prices are deemed favorable in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above, the Fund has no plans or proposals that would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a) As of the date of this Statement, the Fund beneficially owns 4,166,667 Shares constituting 6.5% of the outstanding Shares (the percentage of Shares owned being based upon 64,000,000 Shares outstanding as of August 18, 2000, as set forth in the Corporation's Registration Statement on Form S-1 (File No. 333-36828) on file with the Securities and Exchange Commission). Each of the persons listed in Item 2 of this Schedule may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 4,166,667 Shares constituting 6.5% of the outstanding Shares of the Corporation.

         (b) Catalyst GenPar, as the general partner of the Fund, has the sole power to vote and dispose of the 4,166,667 Shares owned by the Fund. Each of Gladwyne GenPar and Invemed, as managing members of Catalyst GenPar, may be deemed to have shared voting and dispositive power over the Shares. Similarly, Solomon, Young, Present, Friedman and Casoria, as the members of Gladwyne GenPar, and Langone, as the principal shareholder and Chief Executive Officer of Invemed, may each be deemed to have shared voting and dispostive power over the Shares. Each of Gladwyne GenPar, Invemed, Solomon, Young, Present, Friedman, Casoria and Langone disclaim beneficial ownership of such Shares for all other purposes.

         (c) On August 18, 2000, (i) the Fund purchased 4,166,667 Shares at $6.00 per Share for an aggregate purchase price of $25,000,002, and (ii) certain executive officers of Invemed purchased 17,500 Shares at $6.00 per Share for an aggregate purchase price of $105,000 (excluding commissions and other fees).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             None

Item 7. Material to be Filed as Exhibits.

         The following Exhibits are filed herewith:

               Exhibit A - Table of Invemed Officers and Directors


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 2000

                  INVEMED CATALYST FUND, L.P.

                           BY: INVEMED CATALYST GENPAR, LLC, General Partner

                                    BY: GLADWYNE CATALYST GENPAR, LLC, Managing
                                            Member


                                        By: /s/ Suzanne Present
                                            ------------------------------------
                                            Name: Suzanne Present
                                            Title: Member

                                  EXHIBIT INDEX



     Exhibit No.              Description

          A                   Table of Invemed Officers and Directors

Exhibit A

         Set forth below is the name, current business address, present principal occupation or employment and citizenship of each director and executive officer of Invemed Securities, Inc.

                                                       Present Principal
    Name and Business Address                       Occupation or Employment                      Citizenship
    -------------------------                       ------------------------                      -----------
Directors:

Kenneth G. Langone                       Chief Executive Officer, Invemed Securities, Inc.         United States
375 Park Avenue
Suite 2205
New York, NY 10152

Cristina Kepner                          Executive Vice President, Invemed Securities, Inc.        United States
375 Park Avenue
Suite 2205
New York, NY 10152

Thomas Teague                            President, Salem NationalLease Corporation                United States
Salem NationalLease Corporation
P.O. Box. 24788
Winston-Salem, NC 27114

G. Allen Mebane                          Chairman of the Board, Unifi, Inc.                        United States
Unifi, Inc.
P.O. Box 19109
Greensboro, NC 27419

Executive Officers (other than those
who also serve as Directors)

John Baran                               Chief Financial Officer, Invemed Securities, Inc.         United States
375 Park Avenue
Suite 2205
New York, NY 10152